

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53719

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT AS OF 12/31/09
MM/DD/YY

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. NO.

NAME OF BROKER-DEALER:

DRYSDALE HOLDINGS L.L.C.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 West Jackson Boulevard, Suite 470
(No. and Street)

Chicago	**Illinois**	**60604**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Pruter	**(312) 604-8142**
(Name)	(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

CM

3/15/2010

OATH OR AFFIRMATION

I, **Thomas W. Pruter**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **Drysdale Holdings L.L.C.** as of **December 31, 2009** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

Member

Title

Subscribed and sworn to before me this

12th day of February, 2010


"OFFICIAL SEAL"
Philip C. Ryan
Notary Public, State of Illinois
My Commission Expires 08/20/2012



Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent Auditors' Report on Internal Accounting Control.
[ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT

To the Members of
Drysdale Holdings L.L.C.

We have audited the accompanying statement of financial condition of Drysdale Holdings L.L.C. (the "Company") as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Drysdale Holdings L.L.C. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statement and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statement taken as a whole.

Ryan & Juraska

Chicago, Illinois
February 12, 2010

DRYSDALE HOLDINGS, L.L.C.

Statement of Financial Condition

December 31, 2009

Assets

Cash	$	539
Securities owned, at fair value		16,220,637
Other assets		10,000
	$	16,231,176

Liabilities and Members' Equity

Liabilities:		
Payable to broker-dealer	$	4,033,185
Securities sold, not yet purchased, at fair value		8,034,626
Accounts payable and accrued expenses		10,000
		12,077,811
Members' equity		4,153,365
	$	16,231,176

See accompanying notes.

1. Organization and Business

Drysdale Holdings L.L.C. (the "Company"), an Illinois limited liability company, was organized on July 25, 2001. The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of the Chicago Board Options Exchange. The Company engages primarily in the proprietary trading of exchange-traded equity securities and equity options contracts.

2. Summary of Significant Accounting Policies

Securities Valuation

Generally Accepted Accounting Principles normally requires an entity to record securities transactions on a trade date basis, however, a majority of brokers and dealers record most securities transactions on the settlement date rather than on the trade date. The difference between trade date and settlement date accounting is not material to the Company's financial position at December 31, 2009, nor material to the results of its operations for the year then ended.

Securities owned and securities sold, not yet purchased are recorded in the statement of financial condition at fair value in accordance with Statement of Financial Accounting Standards No. 157. Open trade equity on futures transactions are recorded as payable to broker-dealer. Realized and unrealized gains or losses from securities and futures trading are included in net trading gains in the statement of operations.

Income Taxes

No provision has been made for federal income taxes as the taxable income or loss of the Company is included in the respective income tax returns of the members.

Use of Estimates

The preparation of financial statements in conformity with Generally Accepted Accounting Principles in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determined that the estimates utilized in preparing its financial statement are reasonable and prudent. Actual results could differ from these estimates.

Reclassifications

For the statement of cash flows, certain prior year balances have been reclassified to conform to the current year presentations.

3. Clearing Agreement

The Company has a Joint Back Office ("JBO") clearing agreement with Fortis Clearing Americas, LLC ("FCA"). The agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement, the Company has invested $10,000 in the preferred equity of FCA. The Company's interest in FCA is reflected as other asset in the statement of financial condition. Under the rules of the Chicago Board Options Exchange, the agreement requires that the Company maintain a minimum net liquidating equity of $1 million with FCA, exclusive of its preferred interest investment.

4. Derivative Financial Instruments and Off-Balance Sheet Risk

In the normal course of business the Company enters into transactions in derivative financial instruments that include equity and index options contracts and short stocks. All derivative instruments are held for trading purposes. All positions are reported in the accompanying statement of financial condition at fair value and gains and losses from derivative financial instruments are reflected in the trading gains in the statement of operations.

Options contracts grant the purchaser, for the payment of a premium, the right to either purchase from or sell to the writer a specified financial instrument under agreed terms. As a writer of options contracts, the Partnership receives a premium in exchange for bearing the risk of unfavorable changes in the price of the financial instruments underlying the options.

Securities sold, not yet purchased represent obligations of the Company to deliver the specified security and, thereby, create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in risk as the Company's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Company is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

5. Credit Concentration

At December 31, 2009, a significant credit concentration consisted of approximately $4.1 million, representing the fair value of the Company's brokerage account with FCA. Management does not consider any credit risk associated with this asset to be significant.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6 and ⅔ % of "aggregate indebtedness", as defined.

At December 31, 2009, the Company had net capital and net capital requirements of $2,040,659 and $100,000, respectively.

7. Fair Value Disclosure

The Company adopted Statement of Financial Accounting Standards No. 157 ("SFAS No. 157"), which requires, among other things, enhanced disclosures about investments that are measured and reported at fair value. SFAS No. 157 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

<u>Level 1 Inputs</u> - Quoted prices in active markets for identical assets or liabilities at the reporting date.

<u>Level 2 Inputs</u> - Other than quoted prices included with Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly. Level 2 assets include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and inputs other than quoted prices that are observable, such as models or other valuation methodologies.

<u>Level 3 Inputs</u> - Unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009:

	Level 1	
	Assets	Liabilities
	Securities Owned	Securities Sold, Not Yet Purchased
Stocks	$ 14,943,571	$ 5,173,127
Options	1,277,066	2,861,499
	$ 16,220,637	$ 8,034,626

At December 31, 2009, the Company held no level 2 or level 3 investments.

SUPPLEMENTAL SCHEDULES

DRYSDALE HOLDINGS, L.L.C.

Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3-1

December 31, 2009

Computation of net capital		
Total members' equity		$ 4,153,365
Deductions and /or charges:		
Nonallowable assets:		
Other assets	$ 10,000	
Commodity futures contracts and spot commodities proprietary capital charges	9,874	(19,874)
Net capital before haircuts on securities positions		4,133,491
Haircuts on securities:		
Trading and investment securities:		
Other securities	$ 2,092,832	(2,092,832)
Net capital		$ 2,040,659
Computation of basic capital requirement		
Minimum net capital required (greater of $100,000 or 6 ⅔% of aggregate indebtedness)		100,000
Net capital in excess of net capital requirement		$ 1,940,659
Computation of aggregate indebtedness		
Aggregate indebtedness		$ 10,000
Ratio of aggregate indebtedness to net capital		% 0.49

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of December 31, 2009.

See accompanying notes.

DRYSDALE HOLDINGS, L.L.C.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2009

The Company did not handle any customer cash or securities during the year ended December 31, 2009 and does not have any customer accounts.

DRYSDALE HOLDINGS, L.L.C.

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2009

The Company did not handle any customer cash or securities during the year ended December 31, 2009 and does not have any customer accounts.



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Members of
Drysdale Holdings L.L.C.

In planning and performing our audit of the statement of financial condition of Drysdale Holdings L.L.C. (the "Company") as of December 31, 2009, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statement and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons

(2) Recordation of differences required by Rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statement that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statement will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry and Regulatory Agency and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
February 12, 2010

DRYSDALE HOLDINGS L.L.C.

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

December 31, 2009

AVAILABLE FOR PUBLIC INSPECTION